April 27, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt and Catherine De Lorenzo

Re:	General Catalyst Global Resilience Merger Corp.

 Registration Statement on Form S-1, filed April 13, 2026

 Registration No. 333-295030

Dear Mr. Holt and Mrs. De Lorenzo:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several underwriters, hereby joins in the request of General Catalyst Global Resilience Merger Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern Standard Time on April 29, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
As Representative of the several underwriters

By:	/s/ Todd Speece
Name:	Todd Speece
Title:	Head of VC Coverage